HELUS Pharma Propels Therapeutic Innovation in Mental Health
and Commences Trading on Nasdaq

•Helus Pharma builds on the strong foundation originally created as Cybin Inc., reflecting the Company’s ongoing transformation to a commercial stage pharmaceutical company
•Helus Pharma commences trading on Nasdaq Global Market (“Nasdaq”) and on Cboe Canada under ticker symbol: HELP
•Helus Pharma continues to progress its portfolio of novel serotonergic agonists (“NSAs”), with the goal of developing treatments designed to redefine mental health care, including HLP004 for the treatment of generalized anxiety disorder, with Phase 2 topline data readout expected in Q1 2026
•Preparations in progress for the commercialization of HLP003, Helus Pharma’s NSA in Phase 3 clinical development, which has been granted Breakthrough Therapy Designation by the FDA for the adjunctive treatment of major depressive disorder

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to it short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

BOSTON and TORONTO -- (BUSINESS WIRE) – January 5, 2026 – Cybin Inc. (the “Company”) doing business as Helus PharmaTM (Nasdaq: HELP) (Cboe CA: HELP) (“Helus Pharma”), a clinical stage pharmaceutical company committed to helping minds heal by developing NSAs, today announced that the Company will operate under the business name Helus Pharma (pronounced “Heal-Us”) and trade on Nasdaq with ticker symbol HELP.

“Our new business name more accurately describes our compounds and reflects our anticipated transformation from a global clinical stage discovery and development company to a commercial-ready pharmaceutical company, with our two lead candidates HLP003 and HLP004,” said Eric So, interim chief executive officer of the Company. “Over the past several years, we have advanced our pipeline portfolio of differentiated, proprietary NSA drug candidates, which includes over 350 filed patents with more than 100 already granted. We are approaching the commercialization of HLP003 with strong clinical data and significant market potential, subject to the receipt of all necessary approvals. Our new identity represents who we are today and where we expect to be tomorrow—an innovative company focused on redefining mental health care with the goal of helping minds heal.”

The evolution of the Company reflects its ongoing transformation as a global clinical stage discovery and development company to a commercial pharmaceutical company poised to deliver NSAs as groundbreaking therapies through rigorous patient-centered research and clinical excellence. These proprietary NSAs are purposefully designed to unlock healing of the mind and allow individuals to achieve durable recovery.

The Company has transferred its U.S. stock exchange listing from the NYSE American (previous ticker: CYBN) to the Nasdaq trading under the ticker symbol “HELP”. The Company will continue to be listed on the Cboe Canada and will trade under the same “HELP” ticker symbol. The Company expects to seek approval from shareholders to change its legal name to Helus Pharma Inc. at the Company’s next annual and special meeting of shareholders.

The Company’s lead programs include:
•HLP003 (previously referred to as CYB003): a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration; and
•HLP004 (previously referred to as CYB004): a proprietary NSA in a Phase 2 study for generalized anxiety disorder.

“This is an exciting new chapter for the Company,” added Mr. So. “With key data readouts for both HLP003 and HLP004 expected in 2026, we believe we are well positioned for commercialization with the potential to significantly enhance patient outcomes, introduce innovative therapies for healthcare providers, and deliver value to payers and shareholders.”

About Helus Pharma

Helus PharmaTM, originally founded as Cybin Inc. in 2019, is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectations to commence trading on Nasdaq; the Company’s intention to seek approval to change the Company’s legal name at the next annual and special meeting of shareholders; the Company’s anticipated commercialization of HLP003 and HLP004; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562